UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
JUN 25 2003
WASH, D.C.
187
SECTION


03025480

FORM 11-K

(Mark one)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period ended December 27, 2002

or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________________ to ________________

Commission File Number 1-5057

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BOISE CASCADE CORPORATION
QUALIFIED EMPLOYEE SAVINGS TRUST

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOISE CASCADE CORPORATION
1111 West Jefferson Street
P.O. Box 50
Boise, Idaho 83728



205 North 10th Street
Suite 600
P.O. Box 7787
Boise, ID 83707-1787

Independent Auditors' Report

To the Board of Directors and the Retirement Committee of Boise Cascade Corporation and the Plan Administrator of the Boise Cascade Corporation Qualified Employee Savings Trust:

We have audited the accompanying statements of net assets available for benefits of the Boise Cascade Corporation Qualified Employee Savings Trust (the Plan) as of December 27, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 27, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 27, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 27, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boise, Idaho
June 13, 2003



BOISE CASCADE CORPORATION
QUALIFIED EMPLOYEE SAVINGS TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 27, 2002	December 27, 2001
Investments:		
Plan interest in Boise Cascade Corporation Master Trust	$ 39,407,835	$ 39,453,333
Accrued administrative expenses	(15,923)	(16,265)
Net assets available for benefits	$ 39,391,912	$ 39,437,068

See accompanying notes to financial statements.

QUEST 2002.DOC

BOISE CASCADE CORPORATION
QUALIFIED EMPLOYEE SAVINGS TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PLAN YEAR ENDED DECEMBER 27, 2002

Additions:	
Plan interest in Master Trust investment income (loss):	
Net depreciation in fair value of investments	$ (3,678,415)
Dividend income	27,036
Interest income	1,306,208
Contributions:	
Participant	3,555,044
Company, net of forfeitures	1,380,767
	2,590,640
Transfers from other plans	386,721
Total additions	2,977,361
Deductions:	
Participant withdrawals	(2,909,352)
Administrative expenses	(113,165)
Total deductions	(3,022,517)
Net decrease	(45,156)
Net assets available for benefits, beginning of year	39,437,068
Net assets available for benefits, end of year	$ 39,391,912

See accompanying notes to financial statements.

BOISE CASCADE CORPORATION
QUALIFIED EMPLOYEE SAVINGS TRUST
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following brief description of the Boise Cascade Corporation Qualified Employee Savings Trust (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and the Plan document for more complete information.

GENERAL. The Plan is a defined contribution plan containing a "cash or deferred arrangement" as described in Section 401(k) of the Internal Revenue Code of 1986 (Code) which covers certain employees, as defined in the Plan, of Boise Cascade Corporation and its subsidiaries (Company). Employees at locations and job categories covered by the Plan are eligible to participate in the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to be an "individual account plan" in accordance with Section 404(c) of ERISA, and is intended to satisfy the requirements of Department of Labor Regulation § 2550.404c-1.

CONTRIBUTIONS. Effective January 31, 2002, participants may contribute to the Plan, in whole percentages, 1% to 25% of eligible compensation subject to limitations set forth in the Code. Prior to January 31, 2002, participants were allowed to contribute up to 18% of eligible compensation subject to limitations set forth in the Code. Contributions may be made on a before-tax basis, after-tax basis, or both. Participant contributions may be matched by the Company at rates which vary by location and job category.

PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution, the Company's matching contribution, if any, and an allocation of Plan earnings and expenses based on the relative account balances and investment funds in which the participant's account is invested. The benefit to which a participant is entitled is the amount of the participant's vested account balance.

VESTING. Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon vest after a three-year period. However, regardless of a participant's years of service or contribution, a participant is 100% vested upon his or her 65th birthday, death, or disability while employed, or termination of employment as a result of the sale or permanent closure of the participant's location or division. Amounts not fully vested are forfeited and used to reduce the amount of current company contributions to the Plan. The amount of forfeitures used to reduce company contributions for the year ended December 27, 2002 was $74,225.

INVESTMENT OPTIONS. Upon enrollment in the Plan, participants may direct their contributions to any of the following investment options. The investment managers for each fund, as of the date of these financial statements, are listed below.

Fund	Investment Manager(s)
Interest Income Fund	INVESCO Institutional (N.A.), Inc.
Bond Fund	Blackrock Financial Management, Inc.
Balanced Fund	Blackrock Financial Management, Inc. Dimensional Fund Advisors, Inc. Next Century Growth Investors, L.L.C. Southeastern Asset Management, Inc. State Street Global Advisors TCW Asset Management Company
Russell 2000 Index Equity Fund	State Street Global Advisors
Russell 3000 Index Equity Fund	State Street Global Advisors
S&P 500 Index Fund	State Street Global Advisors
Diversified Equity Fund	Dimensional Fund Advisors, Inc. Next Century Growth Investors, L.L.C. Southeastern Asset Management, Inc. State Street Global Advisors TCW Asset Management Company
Aggressive Equity Fund	Alliance Capital Management, L.P.
International Equity Fund	Harris Associates, L.P. Oechsle International Advisors, L.L.C.
Boise Cascade Corporation Common Stock Fund	State Street Global Advisors
Self-Managed Account Fund	Individual participants
SSGA Advice Fund	State Street Global Advisors

Investments in these funds include corporate debt and equity securities; interests in pooled or collective investment funds; mutual funds; interest rate contracts with banks, insurance companies, and corporations; and government obligations. Investments are made in accordance with guidelines in the Plan document, the Master Trust Agreement between State Street Bank and Trust Company, as trustee, and the Company, and in accordance with investment policies established by the Company and incorporated into investment management agreements with each investment manager. The Company sends participant contributions to the trustee as soon as administratively feasible and the trustee invests participants' contributions, and earnings thereon, among the investment funds as directed by each participant.

Participants have the right to change the amount of their contributions, the investment funds in which contributions are invested, and transfer existing account balances among the Plan's investment funds on a daily basis.

PARTICIPANT LOANS. A participant may borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, (2) 50% of his or her vested account balance in the before-tax, rollover, and Company contribution accounts, or (3) the total market value of the before-tax, after-tax, and rollover contribution accounts not invested in the Self-Managed Fund account, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging from one to ten years. The plan administrator determines the interest rate, which is based on prevailing market conditions and is fixed over the life of the note. Interest rates on loans outstanding at December 27, 2002 and 2001 ranged from 4.5% to 9.5%.

PARTICIPANT WITHDRAWALS. On termination of employment, where an account balance is greater than $5,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or partial withdrawals or payments over varying periods. On termination of employment, where an account balance is $5,000 or less, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

2. SUMMARY OF ACCOUNTING POLICIES

The Plan follows the significant accounting policies listed below:

BASIS OF ACCOUNTING. The financial statements of the Plan are prepared on the accrual method of accounting.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

PAYMENT OF BENEFITS: Benefit payments to participants are recorded upon distribution.

EXPENSES. The Plan provides that all expenses of administration of the Plan shall be paid out of the assets of the Plan, except for those administration expenses paid by the Company. Substantially all expenses of administration of the Plan are paid by the Plan. Investment management fees and expenses incident to the purchase and sale of securities incurred by the investment funds of the Plan are paid from the assets of the fund to which they relate.

TRANSFERS FROM OTHER PLANS. During the Plan year ended December 27, 2002, certain participants transferred their account balances from other tax-qualified profit sharing/401(k) plans sponsored by previous employers, or from one of the other savings/401(k) plans offered by the Company, into the Plan.

FINANCIAL INSTRUMENTS. The Plan offers a number of investment options including the Boise Cascade Corporation Common Stock Fund and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. The Plan occasionally uses financial instruments, such as interest rate futures and foreign exchange contracts, to hedge interest and foreign currency exposure (see Note 4). Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twelve participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Boise Cascade Corporation Common Stock Fund, which invests in securities of a single issuer.

3. PLAN TERMINATION

While the Company has not expressed any intention to do so, it has the right to terminate the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts.

4. BOISE CASCADE CORPORATION MASTER TRUST

The Plan, together with the Company's other defined contribution plans and the Company's defined benefit plans, participates in the Boise Cascade Corporation Master Trust (Master Trust), in proportion to its investment. The Plan's interest in the Master Trust is held by State Street Bank and Trust Company, the trustee. The fiscal year for the Master Trust ends on December 31, whereas the fiscal year for the Plan and the Company's other defined contribution plans ends on December 27. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 2%. The investments presented in the following tables are stated at fair market value, except for the fully benefit responsive investment contracts recorded under "Fixed income securities," which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The assets and liabilities of the Master Trust as of December 31, 2002, are as follows:

	Participant Directed	Nonparticipant Directed Employee Stock Ownership Plan Fund Allocated	Nonparticipant Directed Employee Stock Ownership Plan Fund Unallocated	Boise Cascade Defined Benefit Plans	Total Combined Funds
Investments:					
Equities:					
Common	$ 261,233,665	$ –	$ –	$ 594,877,954	$ 856,111,619
Preferred	–	154,451,127	38,176,565	–	192,627,692
Fixed income securities:					
Traditional GICs	38,376,488	–	–	–	38,376,488
Synthetic GICs	93,089,256	–	–	–	93,089,256
Pooled separate accounts	44,082,290	–	–	–	44,082,290
Other fixed income securities	267,528,494	–	–	353,546,063	621,074,557
U.S. Government obligations	2,607,160	–	–	15,503,799	18,110,959
Limited partnerships	–	–	–	89,409	89,409
Cash and cash items	30,018,818	–	–	64,754,931	94,773,749
Participant loans receivable	35,832,720	–	–	–	35,832,720
Accounts receivable, accrued interest and dividends receivable	2,832,498	–	–	15,022,064	17,854,562
Employee stock ownership plan fund loan	–	–	(51,448,000)	–	(51,448,000)
Accrued administrative expenses	(362,227)	–	–	(875,889)	(1,238,116)
Accounts payable	(8,811,463)	–	–	(46,584,893)	(55,396,356)
Net assets available for benefits	$ 766,427,699	$ 154,451,127	$ (13,271,435)	$ 996,333,438	$ 1,903,940,829
Plan's proportionate share in Master Trust net assets available for benefits	5%	0%	0%	0%	2%

The assets and liabilities of the Master Trust as of December 31, 2001, are as follows:

	Participant Directed	Nonparticipant Directed Employee Stock Ownership Plan Fund		Boise Cascade Defined Benefit Plans	Total Combined Funds
		Allocated	Unallocated		
Investments:					
Equities:					
Common	$ 318,686,612	$ –	$ –	$ 696,969,707	$ 1,015,656,319
Preferred	–	139,751,136	61,874,935	–	201,626,071
Fixed income securities:					
Traditional GICs	25,961,013	–	–	–	25,961,013
Synthetic GICs	167,008,636	–	–	–	167,008,636
Pooled separate accounts	41,762,150	–	–	–	41,762,150
Other fixed income securities	182,416,558	–	–	349,725,902	532,142,460
U.S. Government obligations	7,343,195	–	–	46,503,242	53,846,437
Limited partnerships	–	–	–	461,009	461,009
Cash and cash items	31,089,618	–	–	78,270,306	109,359,924
Participant loans receivable	35,311,400	–	–	–	35,311,400
Accounts receivable, accrued interest and dividends receivable	22,395,633	59,933	–	177,489,631	199,945,197
Employee stock ownership plan fund loan	–	–	(80,889,000)	–	(80,889,000)
Accrued administrative expenses	(382,291)	–	–	(1,020,860)	(1,403,151)
Accounts payable	(26,487,269)	–	–	(203,093,222)	(229,580,491)
Net assets available for benefits	$ 805,105,255	$ 139,811,069	$ (19,014,065)	$ 1,145,305,715	$ 2,071,207,974
Plan's proportionate share in Master Trust net assets available for benefits	5%	0%	0%	0%	2%

Changes in the assets and liabilities of the Master Trust for the year ended December 31, 2002, are as follows:

	Participant Directed	Nonparticipant Directed Employee Stock Ownership Plan Fund Allocated	Nonparticipant Directed Employee Stock Ownership Plan Fund Unallocated	Boise Cascade Defined Benefit Plans	Total Combined Funds
Net appreciation (depreciation) in fair value of investments:					
Equities:					
Common	$ (71,962,350)	$ –	$ –	$ (152,267,284)	$ (224,229,634)
Preferred	–	–	–	–	–
Fixed income securities	1,444,553	–	–	8,154,231	9,598,784
U.S. Government obligations	567,268	–	–	3,388,379	3,955,647
Limited partnerships	–	–	–	80,972	80,972
	(69,950,529)	–	–	(140,643,702)	(210,594,231)
Dividend income	2,095,958	10,827,626	3,719,844	8,264,279	24,907,707
Interest income:					
Traditional GICs	1,550,377	–	–	–	1,550,377
Synthetic GICs	7,861,768	–	–	–	7,861,768
Pooled separate accounts	2,320,140	–	–	–	2,320,140
Other interest	604,240	8	16	23,336,861	23,941,125
Interest expense	–	–	(6,404,914)	–	(6,404,914)
Net amounts contributed (withdrawn) by participating plans	16,840,490	3,812,424	8,427,684	(39,929,715)	(10,849,117)
Net increase (decrease)	(38,677,556)	14,640,058	5,742,630	(148,972,277)	(167,267,145)
Balance at beginning of year	805,105,255	139,811,069	(19,014,065)	1,145,305,715	2,071,207,974
Balance at end of year	$ 766,427,699	$ 154,451,127	$ (13,271,435)	$ 996,333,438	$ 1,903,940,829

The fair market value of the Plans' interest in the Master Trust is based on the beginning of year value of the Plans' interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Generally, quoted market prices are used to value investments in the Master Trust. Equities, fixed income securities, publicly traded investment funds, and U.S. Government obligations are valued by reference to published market prices. Investments in certain restricted stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for restricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices. The Company common stock held by the Plans is valued at its quoted market price. Participant loans are valued at cost, which approximates fair market value. The Series D Preferred Stock held by the ESOP component of the Master Trust is valued annually by an independent third party.

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs), pooled separate accounts, and other fixed income securities (together, the Contracts) held in the Master Trust are reported at contract value as reported by the investment manager. The GICs are issued by a variety of insurance companies. The estimated fair value of the Contracts, based on current interest rates for similar investments with like maturities at December 31, 2002 and 2001, was approximately $24,437,987 and $13,165,926 more than the amounts reported. The synthetic GICs are investments that simulate the performance of a traditional GIC through the use of benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The fair value of the synthetic GICs held in the Master Trust is comprised of wrappers totaling $7,174,780 and $5,815,851 as of December 31, 2002 and 2001, respectively.

The Contracts held in the Master Trust have fixed, floating, or variable rates. Floating interest rates are based on various market indices plus or minus fixed spreads and are reset on a quarterly basis. Variable interest rates are reset on a monthly, quarterly, semiannual, or annual basis based on the performance of underlying securities, additional contract deposits or withdrawals, and the current level of market interest rates. Floating and variable interest rates are guaranteed not to fall below 0% and are backed by the issuer's general account. At December 31, 2002 and 2001, the stated interest rate for the Contracts ranged from 1.60% to 9.01%. The effective yields during these periods were 5.53% to 6.29%. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans participating in the Master Trust based upon balances invested by each plan. Net appreciation (depreciation) in fair value of investments represents (i) the difference between fair value at the beginning and end of the year and (ii) the difference between the proceeds received from the sale of investments and the fair value at the beginning of the year of such investments.

The Company manages a portion of the defined benefit plan assets in the Master Trust, which includes all of the limited partnership investments, and the remainder is managed by investment advisors. Investment parameters have been established by the Company, which must be followed by the investment advisors. The investment advisors are monitored and evaluated regularly by the Company.

Certain Master Trust investments are shares of mutual funds managed by State Street Global Advisors, a division of State Street Bank and Trust Company. State Street Bank and Trust Company is the trustee as defined by the Master Trust and, therefore, these transactions qualify as party in interest. Fees paid by the Master Trust for investment management services amounted to $155,948 for the year ended December 31, 2002.

The following presents investments that represent 5 percent or more of the Master Trust's net assets:

	December 31, 2002	December 31, 2001
Boise Cascade Corporation convertible preferred stock, 4,280,615 and 4,480,580 shares, respectively*	192,627,692	201,626,071
SSGA S&P 500 Mutual Fund, 1,086,075 and 0 shares, respectively	168,275,302	-

*Not participant directed.

Investments in the Master Trust include interest rate future contracts and foreign currency hedge transactions related to certain U.S. Government obligations and fixed income securities as follows:

		December 31, 2002		
		Notional Amount	Contract Value	Current Value
U.S. Treasury futures	Sold	38,400,000	$ (42,694,239)	$ (42,893,520)
	Bought	13,000,000	13,868,729	13,868,242

		December 31, 2001		
		Notional Amount	Contract Value	Current Value
Japanese yen	Sold	747,215,000	$ 5,934,988	$ 5,721,769
	Bought	-	-	-

The fair value of the U.S. Treasury futures were determined by reference to published interest rate futures and are included in “U.S. Government obligations” in the financial statements of the Master Trust. The fair value of foreign currency hedges were determined by reference to published currency exchange rates. The changes in the fair value of the contracts were recorded as they were incurred. The foreign currency hedge gains and losses were offset, at least in part, by gains and losses from translation of the foreign currency investments. The net effect of these transactions is included in "Fixed income securities" in the changes in the assets and liabilities of the Master Trust.

The Company participates in a security lending agreement with the trustee that requires borrowers pursuant to a securities loan agreement to deliver collateral to secure each securities loan. Such collateral must be delivered prior to or simultaneous with the trustee's delivery of the loaned securities to the borrower. Borrowers are further required to deliver collateral for each loan equal to: (1) in the case of loaned securities denominated in United States dollars or whose primary trading market is located in the United States or sovereign debt issued by foreign governments, 102% of the market value of the loaned securities; and (2) in the case of loaned securities not denominated in United States dollars or whose primary trading market is not located in the United States, 105% of the market value of the loaned securities.

5. INCOME TAX STATUS

The Plan obtained its latest determination letter on March 21, 2002, wherein the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since filing for the determination letter. However, the Company believes that the Plan, as modified, continues to be in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related Master Trust was tax exempt as of the financial statement date.

6. RECONCILIATION TO FORM 5500

There were no reconciling items to the statement of net assets available for benefits for the years ended December 27, 2002 and 2001. The following table reconciles participant withdrawals for the year ended December 27, 2002 per the financial statements to the Form 5500:

	2002 Participant Withdrawals
Per financial statements	$ 2,909,352
Interplan transfers out classified separately in Form 5500	(512,369)
Per Form 5500	$ 2,396,983

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOISE CASCADE CORPORATION
QUALIFIED EMPLOYEE SAVINGS TRUST

Date: June 20, 2003

By: 

J. W. Holleran
Senior Vice President

BOISE CASCADE CORPORATION
QUALIFIED EMPLOYEE SAVINGS TRUST

INDEX TO EXHIBIT
Filed with the Report
on Form 11-K for the Year Ended
December 27, 2002

Reference	Description	Page Number (1)
Exhibit A	Independent Auditors' Consent Dated June 20, 2003	F-16
Exhibit 99	Certification of Chief Executive Officer and Chief Financial Officer of Boise Cascade Corporation	F-17

(1) This material appears only in the manually signed original of the report on Form 11-K.



205 North 10th Street
Suite 600
P.O. Box 7787
Boise, ID 83707-1787

EXHIBIT A

Independent Auditors' Consent

The Board of Directors and the Retirement Committee of Boise Cascade Corporation and the Plan Administrator of the Boise Cascade Corporation Qualified Employee Savings Trust:

We consent to the incorporation by reference in the registration statement (No. 33-21964) on Form S-8 of Boise Cascade Corporation of our report dated June 13, 2003, with respect to the statements of net assets available for benefits of Boise Cascade Corporation Qualified Employee Savings Trust as of December 27, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 27, 2002, which report appears in the December 27, 2002, Annual Report on Form 11-K of Boise Cascade Corporation Qualified Employee Savings Trust.

KPMG LLP

Boise, Idaho
June 20, 2003

EXHIBIT 99

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER OF BOISE CASCADE CORPORATION

We are providing this Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C., Section 1350. It accompanies the Boise Cascade Corporation Qualified Employee Savings Trust annual report on Form 11-K for the year ended December 27, 2002.

I, George J. Harad, Boise Cascade Corporation's chief executive officer, certify that:

(i) the Form 11-K fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(ii) the information contained in the Form 11-K fairly presents, in all material respects, the Boise Cascade Corporation Qualified Employee Savings Trust's net assets available for benefits and the changes in net assets available for benefits.



George J. Harad
Chief Executive Officer

I, Theodore Crumley, Boise Cascade Corporation's chief financial officer, certify that:

(i) the Form 11-K fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(ii) the information contained in the Form 11-K fairly presents, in all material respects, the Boise Cascade Corporation Qualified Employee Savings Trust's net assets available for benefits and the changes in net assets available for benefits.



Theodore Crumley
Chief Financial Officer

Dated: June 20, 2003

A signed original of this written statement required by Section 906 has been provided to Boise Cascade Corporation and will be retained by Boise Cascade Corporation and furnished to the Securities and Exchange Commission or its staff upon request.